EXHIBIT 99.2

EXHIBIT 99.2 THE SERVICER OFFICER'S CERTIFICATE OF COMPLIANCE

MEMBERS  EQUITY  PTY  LIMITED  (MORTGAGE  MANAGER)   OFFICER'S   CERTIFICATE  OF
COMPLIANCE

The undersigned, a duly authorized representative of Members Equity Pty Limited, as Mortgage Manager (the "Mortgage Manager"), pursuant to the agreement entitled "Mortgage Origination and Management Agreement" dated 4 July 1994 (as novated and amended) between Perpetual Trustees Australia Limited, ME Portfolio Management Limited and Members Equity Pty Limited, (the "Agreement"), does hereby certify that:

1. Capitalized terms used but not defined in this Officer's Certificate have their respective meanings set forth in the Agreement, unless the context requires otherwise or unless otherwise defined in the Officer's Certificate.

2. As of the date of this Officer's Certificate, Members Equity Pty Limited is the Mortgage Manager of SMHL Global Fund No. 4 (the "Trust").

3.    This Officer's Certificate is delivered pursuant to the Agreement.

4. A review of the activities of the Mortgage Manager during the calendar year ended September 30, 2003 and of its performance under the pooling and servicing agreement or similar agreements was made under my supervision.

5. Based on such review, to my knowledge, the Mortgage Manager has fulfilled its obligations under the pooling and servicing agreement or similar agreements relating to the Trust (including the Agreement) throughout such calendar year and, except as set forth in paragraph 6 below.

6. The following is a description of any exceptions to paragraph 5 above:- No significant deficiencies were detected.


IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Mortgage Manager, has duly executed this Officer's Certificate this 22nd day of March, 2004.

MEMBERS EQUITY PTY LIMITED,
as Mortgage Manager


/S/ N. VAMVAKAS

-------------------------------------

Name: N.VAMVAKAS
Title: Director